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EXHIBIT 4.3

WHITTIER ENERGY CORPORATION

STOCK OPTION AWARD AGREEMENT

        THIS AGREEMENT is made as of the Effective Date (as set forth on the Summary of Stock Option Grant) between Whittier Energy Corporation, a Nevada corporation ("Whittier"), and Optionee pursuant to the Whittier Energy Corporation 2003 Long-Term Incentive Plan (the "Plan").

        WHEREAS, the Board of Directors of Whittier (the "Board") or a Committee designated by the Board has authority to grant Options under the Plan to employees, outside directors and consultants of Whittier and its Affiliates; and

        WHEREAS, the Board or the Committee, as appropriate, has determined to award Optionee the Option described in this Agreement;

        NOW, THEREFORE, Whittier and Optionee agree as follows:

        1.    Effect of Plan and Authority of Board or Committee.    This Agreement and the Option granted hereunder are subject to the Plan, which is incorporated herein by reference. The Board or the Committee is authorized to make all determinations and interpretations with respect to matters arising under or relating to the Plan, this Agreement and the Option granted hereunder. Capitalized terms used and not otherwise defined herein have the respective meanings given them in the Plan or in the Summary of Stock Option Grant, which is attached hereto and incorporated herein by this reference for all purposes.

        2.    Grant of Option.    On the terms and conditions set forth in this Agreement, the Summary of Stock Option Grant and the Plan, as of the Effective Date, Whittier hereby grants to Optionee the option to purchase the number of shares of Common Stock set forth on the Summary of Stock Option Grant at the Exercise Price per share set forth on the Summary of Stock Option Grant (the "Option"). This Option is a nonqualified stock option and shall not be considered or construed to be an incentive stock option within the meaning of Section 422(b) of the Code.

        3.    Exercisability.    This Option may be exercised in installments on the vesting dates in the Vesting Schedule set forth on the Summary of Stock Option Grant. Each installment shall be exercisable, as to all or part of the shares covered by the installment, at any time or times on or after the respective vesting date for such installment and until the expiration or termination of the Option.

        4.    Term.

          (a)    Term of Option.    This Option may not be exercised after the expiration of ten years from the Effective Date.

          (b)    Early Termination.    Except as provided below, this Option may not be exercised unless Optionee shall have been in the continuous employ or service of Whittier or an Affiliate from the Effective Date to the date of exercise of the Option. This Option may be exercised after the date of Optionee's termination of employment or service with Whittier or an Affiliate only in accordance with the following:

            (i)    In the event of Optionee's termination of employment or service on account of retirement on or after attaining age sixty-five (65), this Option shall continue to vest for one year following the date of such retirement, and may be exercised, to the extent vested, until the expiration of the Option term specified in Section 4(a) above.

            (ii)   In the event of Optionee's termination of employment or service on account of death or permanent or total disability (within the meaning of Section 22(e)(3) of the Code), this Option may be exercised, to the extent then vested, until the earlier of (A) the expiration of one year from the date of such termination of employment or service, or (B) the expiration of the Option term specified in Section 4(a) above.

            (iii)  In the event of Optionee's termination of employment or service for any reason other than the reasons set forth in subparagraphs (i), (ii) and (iv) of this Section 4(b), this Option may be exercised, to the extent then vested, until the earlier of (A) the expiration of three months from the date of such termination of employment or service, or (B) the expiration of the Option term specified in Section 4(a) above.

            (iv)  Notwithstanding subparagraphs (i), (ii) and (iii) above, if Optionee's termination of employment or service was on account of Cause (as defined in the Plan), this Option shall be immediately forfeited to Whittier and no additional exercise period shall be allowed, regardless of the vested status of the Option, unless otherwise determined by the Board in its absolute discretion.

        5.    Manner of Exercise and Payment.    This Option shall be exercised by the delivery of a written notice of exercise setting forth the number of shares of Common Stock with respect to which the Option is to be exercised and accompanied by full payment for such shares. The purchase price for such shares shall be paid to Whittier (i) in cash or an equivalent acceptable to the Board or the Committee, or (ii) by tendering previously acquired nonforfeitable, unrestricted shares of Common Stock that have been held by Optionee for at least six months and that have an aggregate Fair Market Value (as defined in the Plan) at the time of exercise equal to the total exercise price for such shares, or (iii) in a combination of the forms of payment specified in clauses (i) and (ii) of this sentence.

        6.    Withholding Tax.    Promptly after demand by Whittier, and at its direction, Optionee shall pay to Whittier or the appropriate Affiliate an amount equal to the applicable withholding taxes due in connection with the exercise of the Option. Pursuant to Section 14.5 of the Plan, such withholding taxes may be paid in cash or, subject to the further provisions of this Section 6 of this Agreement, in whole or in part, by having Whittier withhold from the shares of Common Stock otherwise issuable upon exercise of the Option a number of shares of Common Stock having a value equal to the amount of such withholding taxes or by delivering to Whittier or the appropriate Affiliate a number of issued and outstanding shares of Common Stock (excluding restricted shares still subject to a risk of forfeiture) having a value equal to the amount of such withholding taxes. The value of any shares of Common Stock so withheld by or delivered to Whittier or the appropriate Affiliate shall be based on the Fair Market Value (as defined in the Plan) of such shares on the date on which the tax withholding is to be made. Optionee shall pay to Whittier or the appropriate Affiliate in cash the amount, if any, by which the amount of such withholding taxes exceeds the value of the shares of Common Stock so withheld or delivered. An election by Optionee to have shares withheld or to deliver shares to pay withholding taxes (an "Election") must be made at or prior to the time of exercise of the Option. All Elections shall be made in the same manner as is required for the exercise of the Option and shall be made on a form approved by Whittier.

        7.    Delivery of Shares.    Delivery of the certificates representing the shares of Common Stock purchased upon exercise of this Option shall be made promptly after receipt of notice of exercise and full payment of the exercise price and any required withholding taxes. If Whittier so elects, its obligation to deliver shares of Common Stock upon the exercise of this Option shall be conditioned upon its receipt from the person exercising this Option of an executed investment letter, in form and content satisfactory to Whittier and its legal counsel, evidencing the investment intent of such person and such other matters as Whittier may reasonably require. If Whittier so elects, the certificate or certificates representing the shares of Common Stock issued upon exercise of this Option may include any legend which Whittier and its legal counsel deem to be appropriate to reflect any restrictions on transfer.

        8.    Nonassignability.    The Option granted hereunder may not be sold, transferred, pledged, exchanged, hypothecated or otherwise disposed of, other than by will or pursuant to the applicable laws of descent and distribution. In the case of the death of Optionee or other person entitled to exercise the Option, Whittier may require, as a condition to the transfer of the Option by will or pursuant to the laws of descent and distribution or the exercise thereof, that the person entitled to exercise the

Option execute and deliver to Whittier such instruments and documents as may be reasonably requested by Whittier to evidence and confirm such person's right and title to the Option.

        9.    Notices.    All notices between the parties hereto shall be in writing. Notices to Optionee shall be given to Optionee's address as contained in Whittier's records. Notices to Whittier shall be addressed to LTIP Administrator at the principal executive offices of Whittier as set forth in Section 14.7 of the Plan.

        10.    Relationship With Contract of Employment or Other Contract Services.

        (a)   The grant of an Option does not form part of Optionee's entitlement to remuneration or benefit pursuant to his contract of employment, if any, nor does the existence of a contract of employment between any person and Whittier or an Affiliate give such person any right or entitlement to have an Option granted to him or any expectation that an Option might be granted to him whether subject to any conditions or at all.

        (b)   The rights and obligations of Optionee under the terms of his contract of employment or other contract or agreement for services with Whittier or an Affiliate, if any, shall not be affected by the grant of an Option.

        (c)   The rights granted to Optionee upon the grant of an Option shall not afford Optionee any rights or additional rights to compensation or damages in consequence of the loss or termination of his office, employment or service with Whittier or an Affiliate for any reason whatsoever.

        (d)   Optionee shall not be entitled to any compensation or damages for any loss or potential loss which he may suffer by reason of being or becoming unable to exercise an Option in consequence of the loss or termination of his office, employment or service with Whittier or an Affiliate for any reason (including, without limitation, any breach of contract by Whittier or an Affiliate) or in any other circumstances whatsoever.

        11.    Governing Law.    This Agreement shall be governed by and construed in accordance with the internal laws (and not the principles relating to conflicts of laws) of the State of Texas, except as superseded by applicable federal law.

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  EXHIBIT 4.3
WHITTIER ENERGY CORPORATION STOCK OPTION AWARD AGREEMENT